EXHIBIT 8.1

LIST OF SUBSIDIARIES AS OF SEPTEMBER 30, 2008

Subsidiary	Incorporating Jurisdiction

Intravelnet Limited.	Ontario, Canada
Intravelnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	British Columbia, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington State, USA
American Life Settlement Society, LLC	Deleware, USA